Via Facsimile and U.S. Mail
Mail Stop 6010

January 10, 2008

Mr. John A. McCarthy, Jr.
Executive Vice President an Chief Financial Officer
Verenium Corporation
55 Cambridge Parkway
Cambridge, Massachusetts 02142

Re: **Verenium Corporation**
        Form 10-K for Fiscal Year Ended December 31, 2006
        Form 10-Q for the Quarterly Period Ended September 30, 2007
        File No. 0-29173

Dear Mr. McCarthy:

        We have completed our review of your Form 10-K reports and related filings and
have no further comments at this time.

                                              Sincerely,

                                              Joel Parker
                                              Branch Chief